Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries of the Registrant	Jurisdiction of Incorporation or Organization	Percent Ownership*
American Azide Corporation	Nevada	100%

American Pacific Corporation	Nevada	100%

Ampac Farms, Inc.	Nevada	100%

Ampac Fine Chemicals LLC	California	100%

AMPAC Fine Chemicals Texas, LLC	Delaware	100%

Energetic Additives Inc., LLC	Nevada	100%

*	Ownership is either direct or indirect depending on the specific entity